EXHIBIT 5
AUDITORS’ CONSENT
We consent to the use of our report dated February 13, 2006 appearing in this Annual Report on Form 40-F of Sun Life Financial Inc. for the year ended December 31, 2005.
/s/ “Deloitte & Touche LLP”

Chartered Accountants
Toronto, Ontario
February 13, 2006